Zion Oil & Gas

  News
    Latest
    Articles
    SEC Reports
  Industry
    Exploration History
    Petroleum Maps
    Petroleum Law
    Petroleum Taxation
  Project
    Location & Geology
    Work Program
    Economic Justification
    Daily Drilling Reports
    Wellsite Media
  Company
    Formation & Ownership
    Vision Statement
    Management
    Corporate Governance
    Media
    SEC Reports
  Contact
    Contact Info
    Contact Form

Israeli Oil and Gas Industry Update

October 10, 2004 - Sdot Neft Granted Exploration License on Israeli Coastal Plain North of Ashdod.

The Sdot Neft limited partnership was granted an exploration license on a 24,000 acre tract on the Israeli coastal plain between Rishon LeZion and Ashdod, land on which Sdot Neft had held a Preliminary Permit. Under the terms of the license, Sdot Neft must sign a drilling contract by July 1, 2005 and commence a well by October 1, 2005.

October 10, 2004 - Givot Olam Granted Preliminary Permit South of its Meged Field Lease.

Givot Olam L.P. announced that it was granted a Preliminary Permit with Priority Rights to conduct preliminary exploration activities on a 79,000 acre tract of land located south of the Rosh Ha'ayin Lease on which Givot Olam has declared the discovery of the Meged Field. Under the terms of the Permit, Givot Olam must present a drilling prospect on the tract to the Petroleum Commissioner by April 9, 2006. Givot Olam hopes to find under tract, on which the David 1 well was drilled in the early 1990s, formations similar to those of the Meged Field.

October 10, 2004 - Ness Acquires General Partner of Modiin Energy L.P.

Modiin Energy, a small Israeli limited partnership whose units are traded on the Tel-Aviv Stock Exchange, announced that Ness Energy of Israel, a subsidiary of Ness Energy International, acquired Modiin's general partner, Equital Management 1 Ltd. According to press reports, Equitel was acquired for $220,000 in cash and $100,000 in shares of Ness (OTC-BB) stock. Modiin which had been controlled by the Isramco group holds a 0.42% interest in Isramco's off-shore Med Ashdod lease and has committed to a 1% participation in Isramco's proposed Yam 3 well (see Sept. 9 and Aug. 29 and 26, 2004 items) located on that lease. It also holds a 10% interest in Isramco's Marine Darom off-shore exploration license. Modiin has a market capitalization of somewhat over $500,000. According to the reports, Ness intends to use the Modiin partnership as a platform to raise money for its Israeli operations.

September 14, 2004 - Delek Group Acquires 80% of Rishon West Permit.

Members of the Delek group, Delek Drilling and Avner Oil Exploration, acquired 80% of the rights in the 12,500 acre Rishon West Preliminary Permit from Federman Industries which was issued the permit (see October 23, 2003 item) and conducted some preliminary geological and geophysical work in the area looking toward the development of shallow gas prospects in the on-shore coastal region around Rishon LeZion. Federman Industries maintains a 20% interest in the Permit. Avner will act as operator of the joint venture under a Joint Operating Agreement to be signed by the participants. Plans call for doing seismic surveys in the area following approval of the transaction and issuance of an exploration license by the Petroleum Commissioner.

September 14, 2004 - Isramco Moves Toward Drilling the Yam 3 Off-Shore Exploratory Well.

Yossi Levi, Managing Director of the Isramco exploration partnership, announced at a meeting of the unit holders that progress was being made toward the commencement of the Yam 3 oil exploration well. He said that the company expected to receive Ministry of Defense approval shortly and was negotiating with several drilling contractors to drill the well. He said the company expected to commence drilling in 2005. He refused to give a more specific estimate of the schedule, though some persons are talking about a March-April time frame. The Yam 3 well is planned to be drilled about 16 kilometers off Palmachim Beach between Rishon Letzion and Ashdod to the Jurassic strata in which oil was found in the Yam 2 well drilled in the early 1990s. The Yam 2 well was plugged and abandoned as a result of technical problems (see Aug. 29 and Aug. 26, 2004 items).

September 9, 2004 - Ginko Looks to Russia to Raise Funds for Dead Sea Exploration

According to reports in the press, following the failure of its attempted IPO on the Tel-Aviv Stock Exchange (see Sept. 1, 2004 item), Ginko is planning to raise funds for its exploration projects in the Dead Sea area from foreign investors, primarily Russian, including those involved in the Russian oil and gas industry, with whom several of Ginko's major shareholders have close contacts. The reports add that Ginko is planning to attempt another public flotation in the near future, to be aimed primarily at foreign investors, from whom almost subscriptions in the recent attempt came, there apparently having been no Israeli institutional interest in the offering, notwithstanding Poalim-I.B.I.'s involvement as advisor on the placement.

September 9, 2004 - Serious Problems Reported in Egyptian Gas Contract Negotiations.

Press reports indicate that serious disputes have arisen in negotiations between IEC and EMG on the definitive gas purchase contract pursuant to which IEC is to purchase about $2 billion of Egyptian gas over a 15 year period. The IEC board of directors approved a preliminary Heads of Agreement in May 2004 (see May 24 and May 31, 2004 items), which Heads of Agreement was subject to negotiation of detailed definitive agreement within several months. Sources in IEC are reported as saying that if a definitive agreement is not signed within two months, the preliminary agreement will be terminated.

September 9, 2004 - Major Desalinization Plant to be Built on Site of IEC's Hadera Power Plant.

The Israeli Ministry of Finance and IEC signed an agreement pursuant to which a major desalinization plant would be built on the site of IEC's largest coastal power plant near Hadera. The desalinization plant is planned to be built on a 17.5 acre site and have a capacity of 100 mm cubic meters of salt water. The government intends to issue a tender for the construction and operation of the plant on a 18 year BOT basis. The site for construction of the plant on the IEC site was chosen to avoid the necessity of using scarce coastal land and further limiting the coastline accessible to the public. The need for a large desalinization plant was recognized in light of the continuing shortfall of Israel's available sources of water supply and the fact that no progress is being made on the development of several smaller desalinization plants which were to be established by the private sector.

September 6, 2004 - Lapidoth Announces Discovery of Reservoir in the Heletz Field's Kochav 13A - Estimated at 750,000 Barrels.

Lapidoth announced yesterday that production tests run on its recently reentered and side-tracked Kochav 13A well (see August 19, 2004 item) indicated that, in one of the possibly production intervals drilled, a reservoir of approximately 750,000 barrels of oil was discovered. The interval is the same Cretaceous-aged sands (1,600 meters) from which most of the Heletz field production has come since the field was discovered in 1955. According to reports in the press, the well is producing 60 barrels of oil a day, but that sources in the company believe that rate can be increased. Total production from the Heletz field is currently 60 barrels of oil a day. Lapidoth announced that, given the results, it had decided to connect the well to the field production facilities and defer testing the other potentially productive zones discovered in the well.

September 6, 2004 - Government to Study Laying Additional Pipeline from Yam Tethys' Mari B Field to Ashkelon.

The Prime Minister's Office is reported to have requested that the Ministries of Finance and National Infrastructures consider the laying of a pipeline from the off-shore Mari B gas field to the planned desalinization plant in Ashkelon. The request for the study came as it became clear that the on-shore pipeline from Ashdod, where the pipeline from Yam Tethys' Mari B field currently lands, to Ashkelon where a large 100 million cubic meter desalinization plant is under construction, will not be ready on schedule. To enable the government to meet its commitments to the international consortium building the desalinization plant, the possibility of the laying a second off-shore pipeline at an estimated cost of $20 million will be reconsidered.

September 5, 2004 - Yam Tethys Signs Gas Sales Contract with Oil Refineries - Ashdod.

The Yam Tethys consortium announced today that it signed another gas sales contract. This time with the Oil Refineries Ltd. to supply a planned cogeneration plant to be built in the Ashdod facilities of the Refineries. According to the announcement, Yam Tethys will supply between 22.22 Bcf and 45.86 Bcf to the refineries over a 10 year period under a Take or Pay contract. The price will vary with the volume of gas to be purchased and will be linked to the price of Residual Fuel Oil as discounted with cap and floor prices. From the information released, in the current market, the price of this gas will be $2.66 per Mcf if the minimum amount is taken and $2.62 per Mcf if the maximum is taken.

September 2, 2004 - Lapidoth Raises $13.65 Million for New Exploration Offsetting Heletz Field.

Lapidoth announced that it closed its offering on the Tel-Aviv Stock Exchange of units in the newly established Lapidoth Heletz public limited partnership raising $13.65 million, about one half of the $26.5 million of units offered and over twice as much as committed by the underwriters (see August 25,2004 item). The monies raised will fund exploratory operations on two licenses held by the Lapidoth and assigned to the new partnership in areas adjacent to the acreage still subject to the Heletz field production lease. The exploration program calls for the drilling a one shallow gas well and three oil wells to Cretaceous and Jurassic structures between 2,000 meters and 3,500 meters deep, structures in which and just below those from which the Heletz field has produced about 17 million barrels since oil was first discovered there in 1955.

September 1, 2004 - Ginko's Fails to Raise Minimum - Offering Withdrawn - Company to Continue Exploration Operations.

Ginko announced that its offering on the Tel-Aviv Stock Exchange to raise $33.3 million of which some $6.3 million was to have been allocated for exploration in the Dead Sea region failed to raise the minimum required to close the offering (see August 29, 2004 item). According to the reports, Ginko received subscriptions for only about $8.9 million of the $33.3 million of the securities offered. Of these funds, only about $1.7 million would have been allocated to exploration, the remaining funds to have been deposited in a bank account to secure the repayment of the debentures being offered as part of the placement.

Ginko announced that it was continuing with its drilling plans, and would soon commence deepening of its Zerach 1 well near Ein Gedi. The company also said it would attempt another offering when market conditions permit.

August 31, 2004 - Yam Tethys Announces Signing of Term Sheet to Sell Gas to Israel-American Paper Mills.

The Yam Tethys consortium announced today that it signed a Term Sheet with the American-Israel Paper Mills to supply natural gas to the company's facilities in Hadera. According to the announcement they would supply between 14.1 Bcf and 105.8 Bcf to the Paper Mills over a period of up to 15 years at a price of about $2.48 per Mcf subject to adjustment. The larger volumes subject to the Term Sheet depend on the construction of a cogeneration plant on the Paper Mills' facilities (see July 2, 2004 item).

August 30, 2004 - Profits Start to Flow from Mari B Off-Shore Gas Field - Delek Group Considers Refinancing Alternatives - Moodys and S&P to Rate the Yam Tethys Project.

The Delek group of companies and exploration partnerships announced for the first time profits from their exploration and production activities. These profits, which at the parent company level (net of all revenues allocated to the limited partners of the several Delek controlled drilling partnerships) amount to about $1.1 million in the second quarter of 2004 as compared to a $5.1 million loss for the second quarter of 2003. Total revenues from the sale of gas from the Mari B field in the second quarter amounted to some $422 million. According to the financial statements of the Delek group entities, the group recently signed a five-year agreement valued at some $420 million with a foreign financial institution to protect the price it is currently receiving (about $2.85 per mcf) for its gas from the Mari B field. Among other reasons, this hedging transaction is reported as having been signed in the context of the Delek group's attempts to raise about $220 million in the international financial markets to refinance its investments in the Yam Tethys project and provide funds to develop the Noa field which offsets the Mari-B field and was also discovered by the Yam Tethys consortium. Development of the Mari-B field was financed by $180 million of short term bank financing provided by Bank Hapoalim and Bank Leumi, Israel's two leading banks, which is due in March 2005. Delek hopes to refinance this debt in the international markets with either long term production loans or corporate debentures secured by future receipts from the sale of its gas. According to reports, both Moody's and S&P are currently rating the project.

August 30, 2004 - Natural Gas to Reach Tel-Aviv's Reading Power Plant in Early 2005.

Israel Electric Company announced that deliveries of natural gas from Yam Tethys' off-shore Mari B field to Tel-Aviv's sea-side Reading power plant will commence in early 2005. The tie line between Israel's off-shore pipeline currently being laid from Ashdod to Dor Beach and the Reading plant has recently been completed by the American sub-contractors. The switch of the Reading plant from residual fuel oil to natural gas will both lower the operating costs of the plant which currently supplies 5.2% of Israel's electricity and substantially reduce pollution in Israel's major municipal center. The Reading plant will be the second of Israel's power plants to switch to natural gas, the first being the Eshkol plant in Ashdod which currently supplies 11.9% of Israel's electricity and which started burning natural gas in March 2004.

August 29, 2004 - Progress on Yam 3 in Isramco Contacts with Ministry of Defense.

Following a meeting with representatives of the Ministry of Defense, Isramco announced that progress was being made in meeting the Ministry's objections to drilling the Yam 3 well (see July 28, 2004 item). According to Isramco, several issues still remain to be resolved and Isramco is considering possible solutions. According to reports representatives of the Ministry of National Infrastructures are involved in the attempts to reach a resolution to facilitate the drilling of the Yam 3.

August 29, 2004 - Lapidoth Files Prospectus in Attempt to Raise Exploration and Drilling Funds on the Tel-Aviv Stock Exchange - Funds to be Used to Explore Areas Adjacent to Israel's On-Shore Heletz Oil Field.

Lapidoth-Heletz 2004 Limited Partnership, a newly formed limited partnership established and controlled by Lapidoth, Israel Oil Prospectors, Israel's only oil drilling contractor which controls the Heletz field, Israel's only producing oil field, issued a prospectus on August 26, 2004 to raise up to $27.8 million on the Tel-Aviv Stock Exchange. $5.6 million of the subject offering is being underwritten by a consortium of Israeli underwriters organized by Luxemberg Underwriting Ltd., a firm controlled by the CEO and controlling shareholder of Lapidoth (see August 25, 2004 item).

According to the prospectus, the funds raised will be used to explore two new exploration licenses ("Luxi" en "Sarit") which were held by Lapidoth and have been transferred to the new partnership. The licenses off-set acreage currently subject of the Heletz field production lease originally granted Lapidoth in the late 1950s following the initial discovery of the Heletz field, which has to date produced some 17 million barrels of oil. As described in the prospectus, the work programs required by the two licenses are budgeted at some $9.7 million and include the drilling of four shallow and mid-depth exploration wells of between 1,200 and 3,500 meters through 2006, as well as the conduct of two 3-D seismic surveys. Of the four required wells, the prospect for only one has been developed. The wells are planned to test both shallow gas potential and deeper oil potential.

The offering is set to close on September 2.

August 26, 2004 - Isramco Announces that Consortium to Drill the Yam 3 Off-Shore Oil Test In Place - Delek to Participate.

Isramco announced that it received positive answers to its Sole Risk notice for drilling the Yam 3 off-shore oil test in the Med-Ashdod lease (see July 25, 2004 item) from entities holding working interests totaling 22.4% in the lease. These include Delek Drilling, a member of the Delek group participating in the Yam Tethys consortium which discovered the Mari B off-shore gas field. Delek Drilling will participate to the extent of 12% in the Yam 3, 8% directly and 4% through its affiliate Avner Oil Exploration, also a participant in the Yam Tethys consortium.

Isramco announced that following receipt of the replies of its co-owners of the Med-Ashdod lease, it will hold a 77.6% participating interest in the Yam 3. The Yam 3 is planned to drill to 6,000 meters and is budgeted at $40 million. The Ministry of Defense has notified Isramco that it objects to the drilling of the well (see July 28, 2004 item.)

August 25, 2004 - Givot Olam Raises $3.3 Million Rights Offering on Tel-Aviv Stock Exchange for Meged Horizontal Leg.

Givot Olam announced today that it succeeded in raising about $3,272,000 on the Tel-Aviv Stock Exchange for drilling the planned horizontal leg of the Meged 4 well (see July 25, 2004 item). The monies were raised in the context of a rights offering to owners of outstanding limited partnership units. Over 98% of the offered rights were acquired.

August 25, 2004 - Lapidoth to Raise Up To $26.5 Million on Tel-Aviv Stock Exchange for New Drilling in Heletz Field.

It was reported that Lapidoth, which owns the rights to Israel's Heletz oil field, is about to issue a prospectus in an attempt to raise up to $26.5 million for drilling of new wells and working over old wells in the field. The Heletz field, which was initially discovered in 1955, has produced over 17 million barrels of oil and is still in marginal production. Recently, Lapidoth reentered and side-tracked one of the old wells and reported that it has found oil in several previously produced intervals, as well as two additional oil bearing intervals not previously produced (see August 10, 2004 item). Sources in Lapidoth are reported as saying that the field has a potential of producing several million additional barrels.

According to press reports, the offering will be partially underwritten (about 20%), with one of the underwriters to be an underwriting company which is owned by Lapidoth's controlling shareholder, Ya'acov Luxemberg.

August 23, 2004 - Ginko in Offering to Raise $6.3 Million For Oil Exploration in Dead Sea Area.

On August 17 Ginko Oil Exploration Ltd. issued a prospectus to raise up to $33.3 million on the Tel-Aviv Stock Exchange. The offering is scheduled to close on August 31, 2004. If successful, approximately $6.3 million of the funds raised will be allocated to petroleum exploration activities primarily in the Dead Sea region. The rest of the funds will be deposited in a bank account dedicated to assuring the return in 7 years time, in 2011, of the total amounts invested in the offering. (See July 6 and July 26, 2004 items.)

Ginko owns two exploration licenses covering the Dead Sea region and two preliminary permits, one covering the northern Aravah valley and one along the Mediterranean coast between Rishon Le Ziyyon and Ashdod. Ginko intends to deepen its previously drilled shallow well near Ein Gedi and drill two additional wells to targets of between 1,500 and 3,000 meters in its two license areas. It also intends to acquire about 65 kilometers of new seismic lines on acreage on one of its licenses and its two permits.

August 22, 2004 - Delek and Sonol in Discussions Concerning Possible Merger.

Delek and Sonol, Israel's second and third largest gasoline distribution companies, acknowledged that they were engaged in preliminary discussions looking to a possible merger of their gasoline distribution activities. The discussions apparently were initiated by Sonol in order to alleviate certain borrowing limitations it would face following the decision of one of its controlling shareholders to acquire control of El Al, Israel's national airline. If the merger were to go ahead, the Delek-Sonol group would control 430 stations compared to 250 stations in the Paz chain, which is currently Israel's leading gasoline marketing company. In order to make a merger more palatable to the Israeli Antitrust Authority, it is reported that Delek and Sonol would divest between 70 and 100 stations, probably to the Dor-Alon group which is currently Irsael's fourth largest chain, with 110 stations. (Dor is currently in negotiations to acquire Tan, Israel's fifth largest chain - see June 14, 2004 item.)

It is expected that, given a long history of cartel-like relationships among the Israeli gasoline marketing companies, any proposed merger will face tough scrutiny and strong opposition from the Israeli Antitrust Authority.

Companies in the Delek group own a controlling interest in the Yam Tethys consortium which owns the Mari B gas field off the Israeli Mediterranean coast. Sonol is a participant in the Isramco and British Gas led exploration consortia which are also exploring for oil and gas off-shore Israel.

August 19, 2004 - Lapidoth Announces Five Potentially Productive Intervals in Heletz 13A Well.

Lapidoth announced that it reached its target depth of 1,675 meters in the Kochav 13A well in the Heletz oil field (see August 10, 2004 item). According to the announcement, the well encountered five potentially productive zones, three of which were previously known and produced in the Heletz field and two are newly discovered zones. Production tests are scheduled to commence during the week of August 22, 2004.

August 17, 2004 - Sdot Neft Relinquishes Off-Shore Licenses.

The Israeli publicly traded Sdot Neft limited partnership recently announced that it had decided to relinquish its rights to the off-shore "Asher-Yam North" and "Asher Yam South" licenses and operations on them. This follows Ratio's similar announcement (see June 30, 2004 item). Sdot Neft also announced that it had applied for an Exploration License covering the acreage subject to its Ivtach Preliminary Permit on the Mediterranean between Ashdod and Ashkelon.

August 10, 2004 - Lapidoth Reenters Abandoned Heletz Field Well to Test New Zones and Retest Depleted Formations.

Lapidoth Israel Oil Prospectors announced today that it reentered an old, abandoned oil well in the Heletz field and would directionally drill a new bore hole, the Kochav 13A, from that well to retest several depleted and other previously producing Jurassic sands which accounted for most of the Heletz field production. The company announced that it also intended to test several additional horizons which had not been productive in the past to ascertain their potential. It is estimated that the drilling will continue for two weeks.

August 9, 2004 - Isramco To Drill New Off-Shore Gas Well.

It was reported today that, in addition to Isramco's preparations to drill the off-shore Yam 3 oil test (see July 28 and 25, 2004 items), Isramco was preparing to drill a new gas test well in the Mediterranean 16 kilometers off the Ashkelon coast, near the abandoned Nir 1 and Nir 2 wells (see Feb. 16, 2004 and Nov. 19, 2003 items). According to the reports the well will test a structure 1800 meters below the seabed which is not associated with the Nir structure. The well is reported to be budgeted at $10 million and scheduled to commence before the end of the year.

August 4, 2004 - First Gas Pipeline Licenses Issued.

Israel's new Infrastructures Minister Eliezer Zandberg issued last week the first two natural gas pipeline licenses to Netivei Gaz, Israel's government owned national natural gas pipeline company. The licenses cover both the off-shore pipeline from Ashdod to the Hagit power plant on Mt. Carmel and the on-shore pipeline from Ashdod to Ashkelon and the Gezer power plant between Tel-Aviv and Jerusalem. The licenses are for 15 years, extendable by an additional 15 years upon the planned privatization of Netivei Gaz in 2007. Plans call for Neteivei Gaz to build an on-shore pipeline network of some 300 kilometers, together with the 100 kilometer off-shore pipeline, at an estimated cost of $550 million. Construction of the off-shore pipeline has already begun. It is expected that construction of the on-shore segments will commence in June 2005, with the first segment covered by the licenses to becompleted by June 2006.

August 3, 2004 - IEC Moves to Foreclose on Million Dollars Deposited by Ofer Brothers as Security for Development of Ramat Hovav Power Plant.

Following the Ofer Brothers notification that it would not build the Ramat Hovav 370 megawatt power plant under the terms of the 1999 tender (see July 26, 2004 item), IEC issued demands on the banks holding the million dollars deposited by the Ofer Brothers as security for its commitments under the tender to transfer the funds to IEC claiming breach by the Ofer Brothers of its contractual obligations. It is possible that IEC may demand that the Ofer Brothers pay additional compensation for damages allegedly resulting IEC from the Ofer Brothers actions. It is also possible that the Ofer Brothers will sue the government and IEC for damages it claims to have suffered as a result of a multi-year delay in the tender process due to legal challenges by the Israel Antitrust Authority to the terms of the tender which was found to violate the antitrust laws.

August 2, 2004 - British Gas and the Ofer Brothers Sign $1.2 Billion Agreement to Develop Power Plants in Israel.

BG and the Ofer Brothers group signed an agreement to jointly develop independent power plants in Israel (see June 14 and April 21, 2004 items). The plants will be fueled with natural gas from BG's Mediterranean gas fields off Gaza. BG is reported to have said that the agreement is flexible and is expected to move forward even if the plants to be built will be less than the contemplated 1200 megawatt. It is currently contemplated that the joint venture will build at least one 400 megawatt plant at Mishor Rotem in the Negev, though the tender for this plant has still not been finally awarded (see June 30 and June 7, 2004 items). If the Ramat Hovav plant the development of which is also subject of dispute between IEC, the Ministry of Finance and the Ofer Brothers will be built by the Ofer Brothers, it will also be built in the context of the joint venture (see July 26, 2004 item). The joint venture contemplates the construction of several natural independent power plants in southern Israel. It is expected that the project will be financed by an international consortium of Israeli, British and German banks with whom the Ofer Brothers group, BG and Siemens (the German supplier of heavy industrial equipment to provide the equipment for the Rotem plant) traditionally work. The consortium will be led by Israel's Bank Leumi. The total investment is expected to reach $1.2 billion. Each of BG and the Ofer Brothers will hold a 50% interest in the joint venture. Siemens will hold a 20% interest in the Rotem plant, with BG and the Brothers to share the remaining 80%..

August 2, 2004 - British Gas Representatives Reported as Saying that Israel Will Require 3 Suppliers of Natural Gas by 2010.

In the context of the ongoing investigations and disputes concerning IEC's decision to sign a long term gas supply contract with EMG, the Egyptian-Israeli pipeline consortium, senior representatives of British Gas (EMG's competitor to supply natural gas to IEC) is reported as saying that Israel will require three suppliers of natural gas by 2010, by which time Israel's annual requirements of natural gas will reach 7.5 BCM (266 Bcf).

July 29, 2004 - Economic Affairs Cabinet Approves Plans to Privatize the Oil Refineries.

The Economic Affairs Cabinet of the Israeli government approved plans to privatize the Ashdod and Haifa oil refineries as separate entities (see July 13, 2004 item). The plan calls for selling each of the Ashdod and Haifa facilities independently, with the Ashdod facilities to be sold by tender and the Haifa facilities to be privatized by a flotation on the Tel-Aviv Stock Exchange following the sale of the Ashdod facilities. It also calls for the holdings of the government (74%) and the Israel Corporation (26%) in the Oil Refineries to be sold jointly, with the Israel Corporation to receive payment for its interest following completion of the privatization process. Following privatization, each of the refineries as separately owned and operated entities would be permitted to participate in the retail petroleum products (including gasoline) markets, activities which are currently off-limits to the combined company. Each of the refineries would also be permitted to participate in desalinization, power production and, in the future, natural gas products, markets which are also currently off-limits to the Refineries.

July 29, 2004 - Solel Plans a $1 Billion Solar Energy Power Plant in the Negev.

Following the Electricity Commission's approval of the rate subsidies (see July 28, 2004 item) for clean energy production, Solel announced plans to build a solar energy fueled power plant in the Ashalim region in the Negev. Initially, the plant will produce 150 megawatt of electricity, with capacity planned to be increased to 500 megawatt, for supply to settlements in the Negev. Solel plans to form a consortium to fund the project. It is estimated that the project will cost $1 billion, with the first stage budgeted at about $250 mm. According to reports, the government will purchase the power from the consortium at a price that will include the cost of fuel and the premium to be paid producers of alternative energy under the newly approved regulations. The project has already been approved by the National Planning Commission.

Solel was founded in 1992 and owns the solar technology developed by Luz, another Israeli company, in the 1980s. The company, and its predecessor Luz, have built 9 solar energy farms in the Mohave Desert in California with a total capacity of 354 megawatt and supplies electricity to 500,000 households in California. Solel also manufactures large solar energy powered water heating and air conditioning units. The units are currently in use in Japan, Spain, Singapore and Hawaii at costs competitive with natural gas and fuel oil powered equipment.

July 28, 2004 - Government to Subsidize Producers of Clean Energy Cost to Be Born by Users of Electricity.

The Electricity Commission approved last week the regulations to govern the government subsidies to be granted to producers of clean energy. Under the regulations, producers of electricity from non-polluting fuel sources (including wind and solar powered plants) will range between 6.4 agurot (1.42 cents) per kilowatt hour during peak hours, 8.6 agurot (1.91 cents per kwh during off peak hours and 10.2 agurot (2.27 cents) per kwh during low demand hours. The subsidy will be granted to independent power producers selling energy both directly to end users and also to IEC. The Commission also decided that hybrid plants in which fossil fuel use was not greater than 30% would be entitled to benefit from the subsidy. The subsidy would be paid the producer by IEC which would then include its costs in its base for fixing electricity rates. Commission Chairman, David Asousse, said that the Commission would next set the policy to govern rates for small inside the fence clean energy plants.

July 28, 2004 - Ministry of Defence Refuses to Permit the Drilling of the "Yam 3" Well - Ration Gives Notice that Will Participate in Project.

Isramco announced that following the issuance of its sole-risk notice in anticipation of the drilling for the Yam 3 off-shore well (see July 25, 2004 item), it was notified that the Ministry of Defense was not able to grant the necessary permits to drill the well in the proposed location. According to the announcement, the Ministry informed Isramco that it would convene a meeting with all relevant parties to review possible alternative options. Concurrently, Ratio Oil Exploration L.P., which holds a small participating interest in the Med Ashdod Lease, informed Isramco that it would participate in the well.

July 26, 2004 - Ofer Group Requests to Build the Ramat Hovav Power Plant with British Gas under New IPP Rules without Tender.

Having notified Israel Electric Company last week that it would not build the 370 megawatt independent power plant in Ramat Hovav under the terms of the IEC tender which it won in 1999, in a letter to the Ministers of Finance and of National Infrastructures, the Ofer Group said that it would request a license to build the plant under the newly issued IPP regulations (see June 8, 2004 item). The new regulations provide for terms substantially more favorable to independent power producers than the terms of the IEC tender originally issued in 1997. The Ofer Group also informed the Ministers that it planned to construct the plant jointly with British Gas with which it has entered into a joint venture agreement to establish independent power plants in Israel (see April 21, 2004 item). BG would supply natural gas to the power plants from its gas fields in the Mediterranean off Gaza. The construction of the Ramat Hovav plant has been delayed for years following a series of problems resulting from the original terms of the tender as issued by IEC which were found to violate Israeli antitrust laws. It is likely that there will be a legal battle between the IEC and the Ofer Brothers as to forfeiture of the $1 million bond posted by the Ofer Brothers to guarantee its obligations under the tender.

July 26, 2004 - Ginko to Follow Zion's Lead in Dedicating an Overriding Royalty from Successful Wells to Charity.

Ginko Oil Exploration, an Israeli company with exploration rights in the Dead Sea region which is planning to raise $30 million on the Tel-Aviv Stock Exchange (see July 6, 2004 item), is reported in the press as planning to dedicate a 2% overriding royalty interest to charitable purposes in Israel. According to the reports, the offering of units consisting of common stock, warrants and debentures is to be underwritten by Hapoalim IBI of the Bank Hapoalim group. Proceeds of the overriding royalty, which reportedly will attach following repayment of exploration costs, are to be dedicated to assisting Israeli soldiers, children and craftsmen in financial distress, as well as to the Ben Gurion University in the Negev for projects to relieve financially distressed groups in Beer-Sheva and the Negev.

Both in structuring its offering as a corporate stock offering and in dedicating an overriding royalty to charitable ends in the event of successful operations, Ginko is following the lead of Zion Oil & Gas, rather than the traditional oil and gas exploration ventures in Israel which have typically been structured as limited partnerships. Zion has undertaken to contribute a 6% overriding royalty (after payout of exploration costs) to two charitable trusts, one to established in Israel and one in the United States with proceeds to be dedicated to social, educational and rehabilitative projects in Israel, the U.S. and internationally.

July 25 2004 - Isramco Moves Forward with Preparations to Drill Yam 3 Off-Shore Well.

Isramco Negev 2 L.P. issued a sole-risk notice to its partners in the Med Ashdod Lease giving them 30 days to join Isramco's planned Yam 3 off-shore well (see April 25, 2004 item). The Yam 3 well is planned to be drilled to a potential oil target 6,000 meters below the sea-bed, 16 kilometers off the Palmachim coast. The Isramco group holds a 27% interest in the lease, with Delek Drilling (a member of the Yam Tehtys consortium) holding about 12%. Other holders of rights in the lease are Israel Petrochemicals, Dor Gas, Dor Chemicals, Sdot Neft, Ratio and Granit-Sonol. To date only Delek has elected to participate subject to approval of regulatory authorities The well is budgeted at $40 million.

Isramco's notice was issued following growing investor unrest that it is sitting on over $125 million of investor funds intended for exploration operations without moving forward with any projects. Last week a group purportedly representing holders of 2.5% of the limited partnership units, sent a letter to the Petroleum Commissioner demanding that he refuse to renew Isramco's licenses and leases if Isramco failed to renew exploration operations.

July 25 2004 - Givot Olam to Commence Horizontal Leg in Early October.

Givot Olam filed a progress report with the Tel-Aviv Stock Exchange announcing that it had received a report from the English firm retained to prepare the drilling program for the planned horizontal leg on the Meged 4 well and design the drilling and production operations. Givot Olam estimated that, subject to the availability of required experts and equipment, drilling would commence at the beginning at the fourth quarter of 2004.

July 15, 2004 - Pi-Glilot Tank Farm Company to be Privatized -- Facilities to be Sold by Tender.

It was reported that agreement to privatize Pi-Glilot, Israel's largest tank farm company with facilities in Ashdod, Jerusalem and Beer Sheva, in addition to the recently closed facilities in Tel-Aviv (see June 11, 2004 item) was reached among the Israeli Government Companies Authority and Israel's three largest gasoline marketing companies, which jointly own Pi-Glilot (see June 30, 2004 item). It was agreed that the Ashdod, Jerusalem and Beer Sheva facilities would be sold by way of public tender in the coming nine months. Interested parties would be given the opportunity to submit bids for each of the facilities individually or all three collectively. Following sale of the facilities, the undulying real estate rights would be allocated among the current shareholders. The agreement comes after years of opposition by the three gasoline marketing companies to disbanding the company. Each of the marketing companies would be able to submit bids in the context of the privatization.

July 13, 2004 - Proposal to Split the Oil Refineries Submitted to Economic Affairs Cabinet.

The Ministries of Finance and National Infrastructures submitted to the Economic Affairs Cabinet of the Israeli Government a new plan to privatize the Oil Refineries. A key element of the plan is to sell each of the Haifa and Ashdod refinery complexes as separate units (see June 16, 2004 item). Following approval by the government, the plan would be presented to the Israel Corporation (26% owner of the Refineries) for its approval, failing which the government would move forward unilaterally under the terms of the initial concession granted by the British Mandate in the 1930's.

Under the plan the privatization would take place in stages over the course of 2004 and 2005. In the first stage the smaller Ashdod facilities would be sold as a going concern with the purchaser to commit to continue to operate the plant for at least 10 years. Following the Ashdod spin off and privatization, the refineries would for the first time be permitted to establish their own gasoline marketing chains or merge with existing marketing companies, subject to certain limitations in the case of the larger Haifa refinery. Also all controls over the prices at which the refineries can sell their products would be lifted and left to the market, except for products where the Haifa refineries hold at least a 50% market share and the Ashdod refineries have less than a 15% share.

July 6, 2004 - Switch to Natural Gas Lowers Pollution in Ashdod by 75%.

A study conducted by the Israel Electric Company at the request of the Ministry of Infrastructures of the environmental effect of the switch over of the Eshkol power plant in Ashdod to natural gas revealed that the emission of pollutants were markedly reduced. In the test month of April 2004, polluting emissions of various types, including NOX, SOX and particulates, were reduced by 1200 tons or 75% from the emissions common when the plant operated on oil based fuels.

July 6, 2004 - Ginko Planning to Raise $30 Million on Tel-Aviv Stock Exchange for Exploration in Dead Sea Region.

It was reported that Ginko Oil Exploration, an Israeli company controlled by several Israeli and former Israeli businessmen (including Yones Nazarian one of the founders of Qualcom), is planning to raise $30 million on the Tel-Aviv Stock Exchange for exploratory drilling activities on its exploration licenses in the Dead Sea region. Ginko reported in April that it had discovered a 7 meter section containing non-commerical quantities of natural gas in a shallow well it drilled near Kibbutz Ein Gedi (see April 1, 2004 item).

July 6, 2004 - Budget Division of Finance Ministry Joins Fray: Criticizes Handling of Natural Gas Pipeline Planning and IPP Regulations.

Not to be left out of the picture, at a seminar organized by the Energy Committee of the Israel Manufacturers Association, Amir Shavit, Coordinator of Energy and Water in the Budget Division of the Finance Ministry, criticized the government's decision to move the Israeli natural gas pipeline off-shore from its originally planned on-shore route. He claimed that as a result of the decision which was made at the request of the Israel Electric Company, potential industrial users of natural gas in central Israel will have to wait years until they are able to benefit from its advantages. The government agreed to IEC's request to move the pipeline off-shore in July 2003 (see July 16, 2003 item) following the unending delays that had been experienced in building the on-shore pipeline network in order to ensure that the gas would reach IEC's large coastal power plants in a timely fashion. Shavit also criticized the newly proposed independent power regulations (see June 8, 2004 item), arguing that the regulations did not distinguish between true independent power producers and inside-the-fence co-generation producers which sell excess electricity to neighboring plants and the government. He also charged that the government's policy relating to independent power production was so unstable and changed so frequently that it would be very difficult for developers to obtain financing and the necessary statutory approvals to build the plants. The Chairman of the Energy Committee of the Manufacturers Association, Eli Yaffe, said that use of natural gas could result in savings of up to 85% of industrial energy costs and he urged the finalization of the regulations necessary to permit the establishment of inside-the-fence power plants. He also urged that the government maintain a postage rate scheme for transportation rates in the natural gas pipeline, rather than moving to a tariff based on distance transported. He argued that a distance-based tariff would discriminate against industrial users in the periphery where the government was interested in encouraging industrial development. David Asousse, Chairman of the Electricity Commission, claimed that the proposed IPP regulations should not be viewed as reflecting the policy of the Ministry of National Infrastructures. He said the Ministry had no long term policy for independent power generation. He added that he feared that in six years it would be recognized that the concept reflected by the proposed regulations had failed, just as the earlier attempts to establish independent power plants through the tender process had failed.

July 2, 2004 - Landau Group to Build Independent Power Plant - In Negotiations with Israel-American Paper Mills.

It is reported that Israeli businessman Yeshaiyahu Landau and IEC's former chief Engineer, Moshe Lasri, are in contact with the American- Israel Paper Mills to build a 400 megawatt independent power plant at a cost of between $250-300 million at the Paper Mill's facility in Hadera. Landau is one of controlling shareholders of Israel's Union Bank and of the Granite Hacarmel holding company which controls the Sonol gasoline marketing company. He also is one of the controlling shareholders of the Israeli Ratio Oil Exploration partnership (see June 30, 2004 item) and has oil drilling interests in Eastern Europe and real estate interests in Israel. According to industry sources, Landau and Lasri received an exclusive six-month option from the Paper Mills to submit a feasibility study for building a large cogeneration plant on land owned by the Paper Mills. The power plant would supply the power and steam requirements of the Paper Mills, as well as supplying electricity to large industrial plants in the surrounding area, including the Alliance Tire factory. Residual electricity would be sold to the Israel Electric Company. The sources estimate that the plant would be able to sell power 10%-15% cheaper than IEC. It would be fueled by gas to be landed at the planned Hadera land fall of the off-shore gas pipeline currently under construction by IEC. Funding will come from the banking and institutional financial markets.

July 1, 2004 - Tax Breaks for Environmentally Friendly Vehicles.

Finance Minister Netanyahu today signed regulations decreasing purchase taxes on electric-gasoline hybrid motor vehicles to 40%. Purchase tax on gasoline and diesel fueled vehicles in Israel is 95%. The tax benefit, designed to encourage use of environmentally friendly motor vehicles, has been put into effect on an interim basis through to end of 2006 to test its effectiveness both in encouraging use of hybrids and on the use of environmentally targeted tax incentives on the general economy.

  2004 Updates - After July 1, 2004
  2004 Updates - January through June
  2003 Updates - July through December
  2003 Updates - January through June
  2002 Updates - July through December

NOTICE: Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Zion Oil & Gas has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by clicking here.

Legal Notice | Site Map | © 2001-2006 Zion Oil & Gas, Inc. All Rights Reserved | Site by seven22